EXHIBIT 99.1

OR Royalties Announces Preliminary Q2 2025 GEO Deliveries Along with Record Quarterly Revenue & Cash Margin

MONTRÉAL, July 07, 2025 (GLOBE NEWSWIRE) -- OR Royalties Inc. (“OR Royalties” or the “Company”) (OR: TSX & NYSE) is pleased to provide an update on its second quarter 2025 preliminary deliveries, revenues and cash margin, as well as on its cash and debt positions as at June 30th, 2025. All monetary amounts included in this report are expressed in United States dollars, unless otherwise noted.

PRELIMINARY Q2 2025 RESULTS

OR Royalties earned 19,700 attributable gold equivalent ounces1 (“GEOs”) in the second quarter of 2025.

OR Royalties recorded preliminary revenues from royalties and streams of $60.4 million during the second quarter, a quarterly record, and preliminary cost of sales (excluding depletion) of $2.6 million, resulting in a record quarterly cash margin2 of approximately $57.8 million (95.8%).

As at June 30th, 2025, OR Royalties’ cash position was approximately $49.6 million, following repayments of $40.0 million on the Company’s revolving credit facility during the second quarter. OR Royalties’ revolving credit facility was drawn by $35.7 million at the end of June 2025, with an additional amount of $614.3 million available to be drawn plus the uncommitted accordion of $200.0 million. For additional information on the recent amendments to OR Royalties’ revolving credit facility, please refer to the Company’s press release titled “OR Royalties Announces Increase of Credit Facility and Positive Net Cash Position” and dated June 9th, 2025.

Subsequent to quarter-end, OR Royalties paid down an additional $10.0 million against its revolving credit facility, reducing the outstanding balance to $25.7 million as of the date of this press release.

Q2 2025 RESULTS CONFERENCE AND WEBCAST CALL DETAILS

OR Royalties provides notice of the second quarter 2025 results and conference and webcast call details.

Results Release:	Tuesday, August 5th, 2025 after market close
Conference Call:	Wednesday, August 6th, 2025 at 10:00 am ET
Dial-in Numbers: (Option 1)	North American Toll-Free: 1 (800) 717-1738 Local – Montreal: 1 (514) 400-3792 Local – Toronto: 1 (289) 514-5100 Local – New York: 1 (646) 307-1865 Conference ID: 57040
Webcast link: (Option 2)	https://viavid.webcasts.com/starthere.jsp?ei=1725297&tp_key=efb4711705
Replay (available until Saturday, September 6th, at 11:59 PM ET):	North American Toll-Free: 1 (888) 660-6264 Local – Toronto: 1 (289) 819-1325 Local – New York: 1 (646) 517-3975 Playback Passcode: 57040#
Replay also available on our website at www.ORroyalties.com

Notes

The figures presented in this press release, including the cash and debt balances, and the revenues and costs of sales, have not been audited and are subject to change. As the Company has not yet finished its quarter end procedures, the anticipated financial information presented in this press release is preliminary, subject to quarter end adjustments, and may change materially.

(1)  Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties and streams. Silver and copper earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces or copper tonnes earned by the average silver price or copper price for the period and dividing by the average gold price for the period. Cash royalties and other metals and commodities are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period.

Average Metal Prices

		Three months ended June 30
		2025	2024

Gold(i)		$3,280	$2,338
Silver(ii)		$33.68	$28.84
Copper(iii)		$9,524	$9,753

	(i)	The London Bullion Market Association’s pm price in U.S. dollars per ounce.

	(ii)	The London Bullion Market Association’s price in U.S. dollars per ounce.

	(iii)	The London Metal Exchange’s price in U.S. dollars per tonne.

(2)  Non-IFRS Measures

Cash margin in dollars and in percentage of revenues are non-IFRS financial measures. Cash margin (in dollars) is defined by OR Royalties as revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) is obtained by dividing the cash margin (in dollars) by the revenues.

Management uses cash margin in dollars and in percentage of revenues to evaluate OR Royalties’ ability to generate positive cash flow from its royalty, stream and other interests. Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards such as gross margin and operating cash flows, to evaluate OR Royalties’ performance relative to peers in the mining industry who present these measures on a similar basis. Cash margin in dollars and in percentage of revenues are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of the cash margin (in thousands of dollars and in percentage of revenues) is presented below:

	Three months ended June 30
	2025	2024

Revenues	$60,364	$47,391
Less: Cost of sales (excluding depletion)	(2,560)	(1,628)
Cash margin (in dollars)	$57,804	$45,763
Cash margin (in percentage of revenues)	95.8%	96.6%

About OR Royalties Inc.

OR Royalties is a precious metals royalty and streaming company focused on Tier-1 mining jurisdictions defined as Canada, the United States, and Australia. OR Royalties commenced activities in June 2014 with a single producing asset, and today holds a portfolio of over 195 royalties, streams and similar interests. OR Royalties’ portfolio is anchored by its cornerstone asset, the 3-5% net smelter return royalty on Agnico Eagle Mines Ltd.’s Canadian Malartic Complex, one of the world’s largest gold mines.

OR Royalties’ head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Cell: (365) 275-1954 Email: gmoenting@orroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@orroylaties.com

Forward-Looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that preliminary financial information may be subject to quarter-end adjustments, and the availability of the uncommitted accordion of the credit facility. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which OR Royalties holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from Mineral Resource Estimates or production forecasts by operators, (d) differences in conversion rate from Mineral Resources to Mineral Reserves and ability to replace Mineral Resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which OR Royalties holds a royalty, stream or other interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, and (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on OR Royalties’ business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by OR Royalties, (b) the integration of acquired assets or (c) the determination of OR Royalties’ PFIC status (d) that preliminary financial information may be subject to quarter end adjustments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in OR Royalties’ ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which OR Royalties holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of OR Royalties filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. OR Royalties cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.